

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2024

Tian Su Hua
Chief Executive Officer
Vanjia Corp
4771 Sweetwater Blvd, #199
Sugar Land, TX 77479

      Re: Vanjia Corp
             Form 10-K for the annual period ended December 31, 2023
             File No. 000-55508

Dear Tian Su Hua:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Real Estate & Construction